EXHIBIT 99.1

Osisko Development Announces Changes to Management Team

MONTREAL, Oct. 18, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) announces the departure of Jean-François Lemonde, Vice President, Investor Relations.

Sean Roosen, Chief Executive Officer, said: “We would like to thank Jean-François for his commitment to Osisko Development and wish him all the best in his future endeavours as he pursues other opportunities.”

Laurence Farmer, General Counsel and VP Strategic Development will assume the Investor Relations function on an interim basis.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (NYSE:ODV; TSX-V:ODV), please visit www.osiskodev.com or follow us on Twitter @OsiskoDev.

For further information, please contact Osisko Development Corp.:

Sean Roosen, CEO
Telephone: (514) 940-0685
Email: sroosen@osiskodev.com

Laurence Farmer, General Counsel & Vice President, Strategic Development
Telephone: (514) 607-6045
Email: lfarmer@osiskodev.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.